Kandi Technologies, Corp.

September 18, 2012

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Tonya K. Aldave
                    J. Nolan McWilliams

Re:	Kandi Technologies, Corp.
Resale Form S-3/A (No.2) Registration Statement
File No. 333-182319

Dear Ms. Aldave:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Kandi Technologies, Corp. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Resale Registration Statement and declare such Resale Registration Statement effective as of 4:00 p.m. EDT, on September 20, 2012, or as soon thereafter as practicable. The Company also requests that the Commission specifically confirm such effective date and time to the Company and its counsel. In addition, as discussed and agreed to with the Staff, the Company also requests the Commission to accelerate the effective date of Post-Effective Amendment No.2 to Form S-3/A Registration Statement (File No. 333-165055) and declare this Post-Effective Amendment No.2 effective at 4:00 p.m. EDT, on September 20, 2012 as well.

In connection with the acceleration requests, the Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Thomas Wardell at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593 at McKenna Long & Aldridge LLP.

Very truly yours,

/s/ Hu Xiaoming

Hu Xiaoming
President and Chief Executive Officer